Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pacific Continental Corporation and Subsidiary

We consent to the incorporation by reference in the Annual Report on Form 10-K of Pacific Continental Corporation and Subsidiary (Pacific Continental Corporation) of our report dated March 14, 2008, with respect to the consolidated balance sheets of Pacific Continental Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2007 and 2006, and of our same report, with respect to Pacific Continental Corporation’s internal control over financial reporting as of December 31, 2007, which report is included in this annual report on Form 10-K of Pacific Continental Corporation for the year ended December 31, 2007.

Portland, Oregon
March 14, 2008